February 27, 2014

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	Alaska Communications Systems Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for Fiscal Quarter Ended September 30, 2013
Filed November 8, 2013
File No. 000-28167

Dear Mr. Spirgel:

Set forth below are Alaska Communications Systems Group, Inc.’s (“we”, “us”, “our”, the “Company” or “ACS”) responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 19, 2014, relating to the Company’s form 10-K for the year ended December 31, 2012 and the Form 10-Q for the Fiscal quarter ended September 30, 2013.

For ease of reference, the text of the Staff’s comments is set forth below in bold italics followed by the Company’s responses.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

2. Equity Method Investments, page 9

1.	We note your response to comment 5. Please expand your disclosure in future filings to clarify that the amount reported as cost of services and sales attributable to AWN represents AWN revenues resulting from transactions with ACS.

Response

The Company acknowledges the Staff’s comment and offers the following response.

Affiliate activity between ACS and AWN has been disclosed on the face of the financial statements and the following language will be added to our future filings.

“In accordance with the Operating agreement, ACS as a member of AWN is required to purchase its wholesale wireless services from AWN. As these services are performed they are recorded as operating revenue by AWN and Cost of services and sales – affiliate by ACS.”

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

RE:	Form 10-K for the Year Ended December 21, 2012

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

2.	With respect to deferred capacity revenue (AWN network usage rights), please disclose and explain to us the nature of this item and how you determined its fair value. You should also disclose your revenue recognition policy and explain to us the basis for this policy under GAAP. Quantify the amount of incremental direct costs incurred by the company in connection with providing the capacity to AWN.

Response

The Company acknowledges the Staff’s comment and offers the following response.

As part of the AWN transaction, the Company contributed certain network usage rights necessary to operate the combined Alaska state-wide network contributed to AWN. Although AWN owns the cell sites and associated licenses, they require connection to an existing telecommunications network to link their cell sites together and to connect with other telecommunications networks. The contributed network rights represent rights granted by ACS to AWN to provide certain specified amounts of capacity to the following ACS assets:

•	capacity to the former ACS-owned cell sites served by fiber, copper, or microwave

•	capacity on ACS’ WiFi backhaul network

•	capacity on ACS’ core network.

•	capacity on ACS’ Long Haul network

•	capacity on ACS undersea cable to the lower 48

•	Future capacity on these networks at the request of AWN up to an amount specified in the closing agreements.

A national valuation firm was engaged by ACS and GCI to assist in the determination of the fair value of AWN including the contributed capacity. Using the work performed by the national valuation firm, these rights have been fair valued using a cost based valuation approach. This approach was used because it represented the price that AWN would pay to acquire or construct a substitute asset. ASC paragraph 820-10-35-35 indicates that “from the perspective of a market participant (seller), the price that would be received for the asset is determined based on the cost to a market participant (buyer) to acquire or construct a substitute asset of comparable utility, adjusted for obsolescence.”

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

RE:	Form 10-K for the Year Ended December 21, 2012

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Significant inputs to this model include, historical cost or estimated replacement cost, cost trend factors, and the percent of capacity contributed compared to total capacity. Significant inputs will be disclosed in our Fair Value footnote in future filings.

Although relatively little accounting literature exists on accounting for a service contract, in 1978, the FASB issued an Invitation to Comment, Accounting for Certain Service Transactions, the greater part of which was a draft AICPA Statement of Position. That position proposed that revenue from service transactions should be recognized based on performance because performance determined the extent to which the earnings process is complete or virtually complete. That guidance is further supported in ACS 605-10-s99 Revenue recognition – SEC Material which asks and answers the question when should a company record service revenue? Interpretive response –The staff believes that, provided all other revenue recognition criteria are met, service revenue should be recognized on a straight-line basis, unless evidence suggests that the revenue is earned or the obligations are fulfilled in a different pattern, over the contractual term of the arrangement or the specified period for which those services are to be performed.

Based upon the available guidance we believe that our contributed capacity usage rights are properly classified as a service contract and should be recognized on a straight-line basis over the term of the contract. We will add the following disclosure to future filings:

Deferred AWN capacity revenue

As part of the AWN transaction, the Company contributed certain network usage rights necessary for AWN to operate the Alaska network. These rights have been fair valued and the resulting liability was recorded in Deferred AWN Capacity revenue in the “Consolidated Balance Sheets”. This balance is being amortized on a straight-line basis to revenue in the “Consolidated Statements of Comprehensive Income (Loss)”, over the 20 year contract period for which the Company has contracted to provide service

Cost to maintain our state-wide networks are not maintained at a level of specificity that would allow us to determine any incremental direct costs associated with providing capacity to AWN. Note, however, that total cost of maintaining our network is tracked and was used in determining the fair value of the capacity on our networks.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

RE:	Form 10-K for the Year Ended December 21, 2012

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

3.	In light of the numerous transactions between the company and AWN, please disclose your policy for reporting your transactions with AWN in your financial statements and advise us. Specifically, describe how you are eliminating inter-entity transactions when calculating your share of the income of AWN.

Response

The Company acknowledges the Staff’s comment and offers the following response.

The consolidated financial statements include the accounts of the Company and its subsidiaries in which it maintains a controlling financial interest. Investments in entities where the Company is able to exercise significant influence, but not control, are accounted for by the equity method. For transactions with entities accounted for under the equity method, any intercompany profits on amounts still remaining on the balance sheet are eliminated. Amounts originating from any deferral of intercompany profits are recorded within either the Company’s investment account or the account balance to which the transaction specifically relates (e.g., construction of fixed assets). Only upon settlement of the intercompany transaction with a third party is the deferral of the intercompany profit recognized by the Company. At September 30, 2013, all affiliate transactions have been settled with third parties and we expect that they will continue to be settled within future reporting periods.

4.	Further, in light of the unique relationship between the company and AWN, please provide us with a comprehensive list of inter-entity transactions/balances that are not being eliminated.

Response

The Company acknowledges the Staff’s comment and offers the following response.

The following inter-entity transactions were recorded, and not eliminated, in the financial statements of ACS for the three months ended September 30, 2013:

(in thousands)
Operating Revenue - Affiliates
Network Maintenance	$611
Capacity service	$739
Cost of Services and sales - Affiliates
Wholesale service	$11,345

•	The network maintenance represents a short-term contract in place between AWN and ACS whereby ACS provides certain maintenance activities on the cell sites and certain related network assets contributed to AWN for a price with fixed and variable components over a contracted period of time. The contract is intended to recover our costs through an initial transition period for AWN to hire and train its own personnel. The contract was not negotiated to provide any substantive amount of profit to ACS for these activities.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

RE:	Form 10-K for the Year Ended December 21, 2012

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

•	The capacity service revenue represents the amortization of the deferred capacity revenue, discussed above, over the 20 year contract term.

•	The Wholesale service expenses are related to our contractual obligation to pay AWN approximately 70% of our retail revenue from customers utilizing the AWN network. The services we receive from AWN are concurrent with the services we provide to our retail customers and therefore the services are settled with third parties as they are provided.

As mentioned above, network maintenance will subside in the near future, while capacity service revenue and wholesale service expenses will continue for the next 20 years and will be disclosed on the face of our financial statements; beyond these arrangements we do not currently anticipate any other material inter-entity transactions.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses or would like to discuss any of our views further, please contact me at 907-564-3314. In addition, we respectfully request that the Staff provide any additional comments you may have to my attention at wayne.graham@acsalaska.com.

Sincerely,

/s/ Wayne Graham

Chief Financial Officer

Alaska Communications Systems Group, Inc.

cc: Leonard Steinberg, Senior Vice President, Legal, Regulatory & Government Affairs of the Company.